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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

147154108

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147154108	Schedule 13D	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,468,750 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,468,750 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,468,750 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    24.4% beneficial ownership of the voting stock based on 47,047,403 shares of Common Stock outstanding after consummation of the offering referenced herein

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,468,750 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,468,750 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,468,750 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    24.4% beneficial ownership of the voting stock based on 47,047,403 shares of Common Stock outstanding after consummation of the offering referenced herein

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,468,750 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,468,750 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,468,750 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    24.4% beneficial ownership of the voting stock based on 47,047,403 shares of Common Stock outstanding after consummation of the offering referenced herein

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 147154108	Schedule 13D	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,468,750 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,468,750 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,468,750 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    24.4% beneficial ownership of the voting stock based on 47,047,403 shares of Common Stock outstanding after consummation of the offering referenced herein

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 147154108	Schedule 13D	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,468,750 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,468,750 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,468,750 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    24.4% beneficial ownership of the voting stock based on 47,047,403 shares of Common Stock outstanding after consummation of the offering referenced herein

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,468,750 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,468,750 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,468,750 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)

Percent of Class Represented by Amount in Row (11):

    24.4% beneficial ownership of the voting stock based on 47,047,403 shares of Common Stock outstanding after consummation of the offering referenced herein

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 147154108	Schedule 13D	Page 8 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule”) relates to shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 1100 N.W. Wall Street, Bend, Oregon 97701.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V,” and, together with GEI V, the “Investors”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), and LGP Management, Inc., a Delaware corporation (“LGPM”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed herewith as Exhibit 7.1 (the “Joint Filing Agreement”).

GEI V is the record owner of 8,822,279 shares of Common Stock as of the date of this Schedule. GEI Side V is the record owner of 2,646,471 shares of Common Stock as of the date of this Schedule. GEI V is primarily engaged in the business of investing in securities, and GEI Side V is an affiliated fund of GEI V in the same business. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V and GEI Side V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting power with respect to the Common Stock deemed to be beneficially owned by GEI V and GEI Side V. As such, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such Shares of Common Stock. Each of GEI V, GEI Side V, Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such Shares of Common Stock as to which they are not the record owner.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

CUSIP No. 147154108	Schedule 13D	Page 9 of 16 Pages

(b)	The address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI V, GEI Side V, Capital, Holdings, LGP, or LGPM.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan, Michael Kirton, and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan, Kirton, and Purdy is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this Schedule, GEI V held 8,822,279 shares of Common Stock and GEI Side V held 2,646,471 shares of Common Stock, representing an aggregate of 11,468,750 shares of Common Stock, purchased in a single transaction from the Issuer. The aggregate purchase price of the shares purchased by GEI V was $35,289,116, and the aggregate purchase price of the shares purchase by GEI Side V was $10,585,884, representing a total aggregate purchase price of $45,875,000. The purchase of the Shares will be funded through the call of capital contributions from GEI V and GEI Side V’s investors, but for administrative reasons, funds were temporarily advanced through borrowings under GEI V and GEI Side V’s revolving credit facility.

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Common Stock for investment purposes pursuant to a securities purchase agreement entered into by LG C-Co, LLC, an affiliate of the Investors (“LG C-Co”), and the Issuer on November 16, 2010 (the “Purchase Agreement”), filed herewith as Exhibit 7.2, as amended January 27, 2011, which amendment is filed herewith as Exhibit 7.3. Prior to the issuance of the Common Stock by the Issuer, LG C-Co assigned its rights and obligations under the Purchase Agreement, including its right to receive the Shares and its obligation to pay for the Shares, to the Investors, such assignment being made severally except with respect to the right to fill a seat on the Issuer’s board of directors (the “Issuer Board”) and related rights as discussed in the next paragraph and Item 6, pursuant to an assignment and assumption agreement dated as of January 28, 2011 (the “Assignment Agreement”), filed herewith as Exhibit 7.4.

CUSIP No. 147154108	Schedule 13D	Page 10 of 16 Pages

LG C-Co assigned its right under the Purchase Agreement to designate a representative to sit on the Issuer Board and related rights solely to GEI V. For further information, see Items 2 and 6 hereof.

Except as disclosed in this Item 4, neither GEI V nor GEI Side V, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Investors’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors, subject to the passivity commitments described in Item 6 below and applicable regulations governing non-control investments in banks and bank holding companies.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	11,468,750	11,468,750	24.4%
GEI Side V	0	11,468,750	11,468,750	24.4%
Other Reporting Persons	0	11,468,750	11,468,750	24.4%

(c)	The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such acquisitions were effected in a single transaction as part of the offering described in Item 4.

Reporting Person	Date of Transaction	Number of Shares Purchased	Price per Share
GEI V	Jan. 28, 2011	8,822,279	$4.00
GEI Side V	Jan. 28, 2011	2,646,471	$4.00

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 147154108	Schedule 13D	Page 11 of 16 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 16, 2010, the Issuer entered into the Purchase Agreement, agreeing to issue and sell shares of Common Stock to LG C-Co, or its permitted transferees, for an aggregate purchase price of $45,875,000. On January 28, 2011, LG C-Co assigned its rights and obligations under the Purchase Agreement to the Investors. Also on January 28, 2011, the transactions contemplated by the Purchase Agreement closed, and pursuant thereto, GEI V bought 8,822,279 shares of Common Stock for $35,289,116, and GEI Side V bought 2,646,471 shares of Common Stock for $10,585,884 (such purchases, the “Transaction”). Upon consummation of the Transaction, GEI V and GEI Side V directly owned approximately 18.8% and 5.6%, respectively, of the outstanding voting Common Stock.

GEI V is entitled to designate a person for election to the Issuer Board and the board of directors (the “Bank Board”) of Bank of the Cascades, an Oregon chartered stock bank and wholly owned subsidiary of the Issuer (the “Bank”). Accordingly, pursuant to the terms of the Purchase Agreement, Michael J. Connolly of LGP joined the Issuer Board and the Bank Board on January 28, 2011. GEI V is further entitled to have its board designee named to two committees of the Issuer Board and the Bank Board (other than the Audit Committee). Accordingly, Mr. Connolly was named to the Nominating and Governance committees, respectively, of each of the Issuer Board and the Bank Board. The Purchase Agreement also gives GEI V the right to have a representative attend board meetings of each of the Issuer Board and the Bank Board in a non-voting observer capacity. The foregoing rights terminate if GEI V and its affiliates cease to own, in the aggregate, shares acquired in the Transaction constituting at least 5% of all of the shares of Common Stock outstanding as of the consummation of the Transaction.

Pursuant to the Purchase Agreement, the Issuer has agreed not to enter into any poison pill agreement, shareholders’ rights plan, or similar agreements that would limit the rights of the Investors and their Affiliates and associates to hold any shares of Common Stock or acquire additional securities of the Company for so long as the Investors and their Affiliates own, in the aggregate, at least 5% of all of the outstanding shares of Common Stock. Furthermore the Investors are entitled to acquire a proportionate share (equivalent to the then-aggregate holdings of the Issuer’s securities by the Investors expressed as a percentage) of any newly issued securities of the Company for so long as the Investors and their Affiliates own, in the aggregate, at least 5% of all of the then-outstanding shares of Common Stock.

The Investors have certain rights to require the Issuer to register the Common Stock held by the Investors as set forth in a registration rights agreement entered into by the Issuer and the Investors (the “Registration Rights Agreement”) on January 28, 2011, and filed herewith as Exhibit 7.5. The Investors’ rights include customary registration rights, including “shelf” registration rights and “piggyback” registration rights with respect to the Common Stock.

In connection with joining the Issuer Board and the Bank Board, Mr. Connolly entered into an indemnification agreement with each of the Issuer and the Bank (the “Directors and Officers Indemnification Agreements”) in substantially the forms filed herewith as Exhibit 7.6 and 7.7, respectively.

CUSIP No. 147154108	Schedule 13D	Page 12 of 16 Pages

In connection with the Purchase Agreement, the Investors and certain of their affiliates made customary passivity commitments to the Board of Governors of the Federal Reserve System to ensure that they will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries under the Bank Holding Company Act of 1956, as amended.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the amended Purchase Agreement, the Registration Rights Agreement, and the form of Directors and Officers Indemnification Agreement, filed herewith as Exhibits 7.2, 7.3, 7.5, 7.6 and 7.7 respectively, and incorporated herein by reference. Capitalized terms used without definition in this Item 6 have the meanings attributed to them in the foregoing agreements.

None of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated February 7, 2011.

7.2	Securities Purchase Agreement, dated as of November 16, 2010 (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on November 19, 2010).

7.3	Amendment No. 1 to the Securities Purchase Agreement, dated as of January 27, 2011, between the Issuer and LG C-Co.

7.4	Assignment and Assumption Agreement, dated as of January 28, 2011, between LG C-Co, GEI V, and GEI Side V.

7.5	Registration Rights Agreement, dated as of January 28, 2011, between the Issuer, the Investors, and the other parties thereto (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.6	Form of Indemnification Agreement between the Issuer and certain of its directors (incorporated by reference to Exhibit 10.1 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.7	Form of Indemnification Agreement between the Bank and certain of its directors (incorporated by reference to Exhibit 10.2 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.8	Power of Attorney, dated February 7, 2011.

CUSIP No. 147154108	Schedule 13D	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 7, 2011

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 147154108	Schedule 13D	Page 14 of 16 Pages

LGP Management, Inc.

By:	/s/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 147154108	Schedule 13D	Page 15 of 16 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Joint Filing Agreement, dated February 7, 2011.

7.2	Securities Purchase Agreement, dated as of November 16, 2010 (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on November 19, 2010).

7.3	Amendment No. 1 to the Securities Purchase Agreement, dated as of January 27, 2011, between the Issuer and LG C-Co.

7.4	Assignment and Assumption Agreement, dated as of January 28, 2011, between LG C-Co, GEI V, and GEI Side V.

7.5	Registration Rights Agreement, dated as of January 28, 2011, between the Issuer, the Investors, and the other parties thereto (incorporated by reference to Exhibit 10.3 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.6	Form of Indemnification Agreement between the Issuer and certain of its directors (incorporated by reference to Exhibit 10.1 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.7	Form of Indemnification Agreement between the Bank and certain of its directors (incorporated by reference to Exhibit 10.2 to Cascade Bancorp’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2011).

7.8	Power of Attorney, dated February 7, 2011.

CUSIP No. 147154108	Schedule 13D	Page 16 of 16 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner

Peter J. Nolan	Director, Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Michael Gennaro	Chief Operating Officer and Secretary

Cody L. Franklin	Chief Financial Officer and Assistant Secretary

Jonathan A. Seiffer	Senior Vice President

John M. Baumer	Senior Vice President

Timothy J. Flynn	Senior Vice President

James D. Halper	Senior Vice President

Michael J. Connolly	Senior Vice President

Todd M. Purdy	Senior Vice President

Michael S. Solomon	Senior Vice President

Usama N. Cortas	Principal

J. Kristofer Galashan	Principal

Alyse M. Wagner	Principal

Lily W. Chang	Vice President

Michael Kirton	Vice President

John Yoon	Vice President

Lance Schumacher	Vice President – Tax